FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         Press Release dated September 24, 2001 announcing STMicroelectronics' plans to initiate a stock repurchase program.

                           [STMicroelectronics Logo]


                                  PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMMUNICATO STAMPA
                                PRESSEINFORMATION

            STMicroelectronics to Initiate Stock Repurchase Program

Geneva, September 24, 2001 - STMicroelectronics (NYSE: STM) announced today that it plans to buy back up to 5 million shares of its outstanding common stock. The repurchased shares will be allocated to fund the Company's most recent employee stock option plan, which was approved at its Annual General Meeting on April 25th 2001.

The implementation of the share purchase program, which is expected to begin immediately, has been entrusted to a financial institution which will at all times act independently from the Company. Share purchases may be made from time to time, on the open market, through block trades or otherwise, depending on market conditions or other factors. The repurchase program may be suspended at any time or from time to time, without prior notice.

Initiating its first stock repurchase program, the Company cited management's confidence in ST's fundamental strength and its continued commitment to building shareholder value.

About STMicroelectronics

STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics                       Benoit de Leusse
Maria Grazia Prestini                    Investor Relations Manager Europe
Director, Corporate Media Relations      Tel. +33.4.50.40.24.30
Tel. +39.039.603.59.01                   Fax +33.4.50.40.25.80
Tel. +33.4.50.40.25.32                   benoit.de-leusse@st.com
mariagrazia.prestini@st.com

Morgen-Walke Europe
Lorie Lichtlen                           Jean-Benoit Roquette/Nicole Curtin
Media Relations                          Investor Relations
Tel. +33.1.47.03.68.10                   Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                    jbroquette@mweurope.com /
llichtlen@mweurope.com                   ncurtin@weurope.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2001                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer